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11033162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC
200

SEC FILE NUMBER
8-21076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DOMINICK & DOMINICK LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET
(No. and Street)

NEW YORK (City) **NY** (State) **10022** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES POIT **(212) 558-8928**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE (Address) **NEW YORK** (City) **NY** (State) **10017** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Robert Hladek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominick & Dominick LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LYNN SPERANDEO
Notary Public, State of New York
No. 01SP4696728
Qualified in Westchester County
Commission Expires Nov. 30, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2010

INDEX

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Managers
Dominick & Dominick, L.L.C.

We have audited the accompanying statement of financial condition of Dominick & Dominick, L.L.C. (a limited liability company) (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dominick & Dominick, L.L.C. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	167,927
Due from clearing broker		3,025,568
Securities owned, at fair value		1,074,585
Notes receivable		198,713
Property and equipment, net of accumulated depreciation of $5,879,510		318,903
Other assets		690,684
TOTAL ASSETS	$	5,476,380

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Compensation payable	$	1,149,932
Accounts payable, accrued expenses, and other liabilities		407,733
Due to affiliate		124,952
Total liabilities		1,682,617
Commitments and contingencies (Note 10)		
Members' equity		3,793,763
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,476,380

See accompanying notes to statement of financial condition.

DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

NOTE 1. ORGANIZATION

Dominick & Dominick, L.L.C. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered with the SEC as a registered investment advisor. The Company provides brokerage services to the public, related companies and individuals, as well as corporate finance and investment advisory services.

As a limited liability company, the members are not responsible for the debts of the Company unless they are specifically guaranteed.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Owned
Marketable securities are valued at market value. Securities owned that are not readily marketable are valued at fair value as determined by management.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

Use of Estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Uncertain Tax Positions
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to the New York City Unincorporated Business Tax. With few exceptions, the Company is no longer subject to local income tax examinations by tax authorities for years before 2007.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements.* This update amends FASB ASC 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for the reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. BROKERAGE ACTIVITIES AND CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The Company maintains cash in a bank account that, at times, may exceed federally insured limits.

NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Money market accounts	$ 588,781	$ -	$ -	$ 588,781
Marketable equity securities	138,649	100,000	-	238,649
Foreign currencies	246,995	-	-	246,995
Restricted equity securities	-	160	-	160
Total securities owned	$ 974,425	$ 100,160	$ -	$ 1,074,585

Money market funds, equity securities, and foreign currencies for Level 1 are valued at quoted market prices. Level 2 equity securities are also valued at the latest quoted market prices but are treated as Level 2 due to their limited market activity.

NOTE 5. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Substantially all of the Company's cash is held in accounts at a major financial institution and is, therefore, subject to the credit risk of that financial institution.

The Company's securities owned and amounts due from brokers and dealers are held at its clearing broker and are, therefore, along with cash balances held at the clearing broker, subject to the credit risk of the clearing broker.

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected.

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying securities, thereby reducing the associated risk of changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at December 31, 2010.

NOTE 6. SUBORDINATED NOTE PAYABLE AND ITS CONVERSION TO EQUITY

During October 2010, the Company terminated its subordinated loan of $2,000,000 and simultaneously converted the principal amount to 200,000 Series B Preferred Units and issued such units to the holder of the subordinated loan. Interest on the loan amounted to $75,000 during 2010.

NOTE 7. NOTES RECEIVABLE

Notes receivable bear interest at rates ranging from 3.5% to 5% per annum and mature at various dates through December 2012. Notes receivable are due from employees and are unsecured.

NOTE 8. PROPERTY AND EQUIPMENT

At December 31, 2010, property and equipment consisted of the following:

Furniture and fixtures	$ 1,738,900
Computer equipment and programs	2,878,655
Leasehold improvements	1,580,858
	6,198,413
Less: accumulated depreciation and amortization	(5,879,510)
Property and equipment, net	$ 318,903

NOTE 9. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company had net capital of approximately $2,522,000, which was in excess of the Company's required net capital of approximately $129,000. The Company's percentage of aggregate indebtedness to net capital was 76.61% as of December 31, 2010.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Legal Matters

In the normal course of business, the Company is named, from time to time, as a defendant in various legal actions, including complaints, arbitrations and other litigation. Such actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is presently the subject of one complaint for unspecified damages.

During 2010, the Company settled actions that commenced in 2009. The settlements amounted to $1,700,000. The costs of the settlements and related professional fees are included in "Consulting and professional fees" in the statement of operations.

Lease Commitments

The Company leases office space under operating leases that expire through 2016.

The approximate future minimum annual payments required as of December 31, 2010, over the terms of the current leases are as follows:

Year ending December 31:	Obligations	Sublease Income
2011	$ 1,748,000	$ 157,000
2012	1,760,000	-
2013	1,751,000	-
2014	1,262,000	-
2015	650,000	-
Thereafter	433,000	-
	$ 7,604,000	$ 157,000

NOTE 11. MEMBERS' EQUITY

At December 31, 2010, the Company's equity interests are comprised of the following:

	Authorized	Issued and Outstanding
Common units	17,000,000	200,000
Series A preferred units	1,000,000	600,000
Series B preferred units	2,000,000	1,351,600

The common units are voting units with no stated value.

Holders of the preferred units have no voting rights and are entitled to a cumulative preferred return equal to a set percentage of the redemption value (as defined) for each respective series. However, the cumulative preferred returns will not accumulate or accrue for any period prior to January 1, 2012. Redemption of preferred units can only be made at the direction of the Board of Managers. The redemption (liquidation) value of both the Series A and Series B preferred units is $10 per unit.

The Company's operating agreement provides for preferred return percentages amounting to 4% and 4.52% for the Series A Preferred Units and Series B Preferred Units, respectively.

The Company received an aggregate of $4,250,000 during 2010 for the issuance of an additional 425,000 Series B Preferred Units.

NOTE 12. RELATED PARTY TRANSACTIONS

The Company has been advanced funds from an affiliate. At December 31, 2010, the balance owed on such advances amounted to approximately $125,000. These advances are unsecured, non-interest bearing and due on demand.